EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION ANNOUNCES UPSIZE OF PREVIOUSLY ANNOUNCED PRIVATE PLACEMENT OF SUBSCRIPTION RECEIPTS TO C$45 MILLION

FOR DISTRIBUTION IN THE UNITED STATES

TORONTO, ONTARIO — October 9, 2024 — Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”) refers to its previous news release in which it announced, among other things, a binding agreement (the “Definitive Agreement”) with an affiliate of Eric Sprott (“Sprott”) and Paul Andre Huet under which Americas will acquire the remaining 40% interest in the Galena Complex (“Galena”) in Idaho, USA to consolidate the current Galena joint venture (the “Acquisition”). The Company also announced that it entered into an agreement to complete a bought deal private placement financing of subscription receipts of the Company (the “Subscription Receipts”) to raise gross proceeds of C$40 million at an issue price of C$0.40 per Subscription Receipt (the “Issue Price”) (the “Concurrent Financing”).

The Company is pleased to announce that it has entered into an amending agreement with the syndicate of underwriters (collectively, the “Underwriters”) to upsize the Concurrent Financing. In connection with the upsized offering, the Company will issue an additional 12,500,000 Subscription Receipts for a total of 112,500,000 Subscription Receipts at the Issue Price for aggregate gross proceeds to the Company of C$45 million. Americas has also granted the Underwriters an option to purchase up to an additional 12,500,000 Subscription Receipts at the Issue Price for additional gross proceeds of up to C$5 million (the “Option”) which will be exercisable, in whole or in part, at any time prior to closing of the Concurrent Financing. If the Option is exercised in full, the total gross proceeds of the Concurrent Financing will be C$50 million.

Each Subscription Receipt shall entitle the holder thereof to receive, upon satisfaction or waiver of the Escrow Release Conditions (as defined below), without payment of additional consideration, one common share in the capital of Americas (each, an “Americas Share”), subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement to be entered into upon closing of the Concurrent Financing (the “Subscription Receipt Agreement”). For the purposes of the Concurrent Financing and pursuant to the Subscription Receipt Agreement, the escrow release conditions include: (a) the satisfaction or waiver of all conditions precedent to the completion of the Acquisition in accordance with the Definitive Agreement, other than the issuance of the share consideration and the cash consideration; and (b) the receipt of all required board, shareholder, regulatory and exchange approvals in connection with the Concurrent Financing and Acquisition (the “Escrow Release Conditions”).

The gross proceeds from the sale of the Subscription Receipts, less certain expenses and fees of the Underwriters, will be deposited and held in escrow pending the satisfaction or waiver of the Escrow Release Conditions by the Company’s escrow agent, as subscription receipt and escrow agent under the Subscription Receipt Agreement.

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If a Termination Event (as defined below) occurs, the escrowed proceeds of the Concurrent Financing will be returned on a pro rata basis to the holders of Subscription Receipts, together with the interest earned thereon, and the Subscription Receipts will be cancelled and have no further force and effect, all in accordance with the terms of the Subscription Receipt Agreement. For the purposes of the Concurrent Financing and pursuant to the Subscription Receipt Agreement, a “Termination Event” includes: (a) the Escrow Release Conditions having not been satisfied or waived prior to 5:00 p.m. (Toronto time) on February 27, 2025; and (b) the termination of the Definitive Agreement in accordance with its terms. The Concurrent Financing is currently expected to close on or about October 30, 2024, and is subject to TSX, NYSE American and other necessary regulatory approvals. Following completion of the Acquisition, the net proceeds from the Concurrent Financing are expected to be used for growth initiatives at the Galena Complex, the payment of the cash consideration to Sprott, the repayment of certain of the Company’s existing indebtedness, the payment of transaction expenses and for working capital and general corporate purposes.

The Subscription Receipts will be offered by way of: (a) private placement in each of the provinces of Canada pursuant to applicable prospectus exemptions under applicable Canadian securities laws; (b) in the United States or to, or for the account or benefit of U.S. persons, by way of private placement pursuant to the exemptions from registration provided for under Rule 506(b) and/or Section 4(a)(2) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”); and (c) in jurisdictions outside of Canada and the United States as are agreed to by Americas and the Underwriters on a private placement or equivalent basis.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States, Canada or in any other jurisdiction where such offer, solicitation or sale is unlawful. The securities have not been and will not be registered under the U.S. Securities Act, or under any securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, a U.S. person or person in the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high‐growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%‐owned Galena Complex in Idaho, USA, and is re‐evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR+ or www.americas‐gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416‐848‐9503

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Technical Information and Qualified Persons

The scientific and technical information relating to the Company’s material mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company. The Company’s current Annual Information Form and the NI 43‐101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43‐101 – Standards of Disclosure for Mineral Projects (“NI 43‐101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43‐101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward‐Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information includes, but is not limited to, the terms and expected timing of the Acquisition and Concurrent Financing,; Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all‐in sustaining costs per silver ounce; and statements relating to Americas’ EC120 Project, including expected approvals, execution and timing and capital expenditures required to develop such project and reach production thereat, and expectations regarding its ability to rely in existing infrastructure, facilities, and equipment. Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Forward‐looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward‐looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak, actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; risks associated with the closing and implementation of the Acquisition and Concurrent Financing; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‐looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward‐looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, including regarding the closing and implementation of the Acquisition and Concurrent Financing, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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